Exhibit (d)(3)(i)

April 26, 2008

Robert Connolly

Managing Director and General Counsel

BlackRock Advisors, LLC

c/o BlackRock Inc.

40 East 52nd Street

New York, NY 10022

Dear Mr. Connolly:

Pursuant to Section 1 of the Sub-Advisory Agreement dated February 2, 2007 between ING Investments, LLC and BlackRock Advisors, LLC, (the “Agreement”), we hereby notify you of our intention to modify the annual sub-adviser fee for ING VP Global Science and Technology Portfolio (the “Portfolio”), effective April 26, 2008. Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending the Amended Schedule A of the Agreement. The Amended Schedule A, with the annual sub-advisory fees indicated for the Portfolio, is attached to the letter.

Please signify your acceptance to the modification of the sub-adviser fee for the Portfolio by signing below where indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investments, LLC

ACCEPTED AND AGREED TO:
BlackRock Advisors, LLC

By:	/s/ Ann Ackerly
Name:	Ann Ackerly
Title:	Duly Authorized

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investments, LLC

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

BLACKROCK ADVISORS,LLC

Series	Annual Sub-Adviser Fee* (as a percentage of average daily net assets)
ING VP Global Science and Technology Portfolio	0.50% on first $200 million combined assets 0.425% on next $300 million 0.40% thereafter

*	For purposes of calculating fees under this Agreement, the assets of the Series shall be aggregated with the assets of ING Global Science and Technology Fund, a series of ING Series Fund, Inc., a registered investment company that is not a party to this Agreement. The aggregated assets will be applied to the above schedule and the resulting fee shall be prorated back to these two series and their respective Sub-Adviser based on relative net assets.

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